SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

TAILORED BRANDS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

87403A107
(CUSIP Number)

Michael J. Burry
c/o Scion Asset Management, LLC
20400 Stevens Creek Boulevard, Suite 840
Cupertino, California 95014
Telephone: (408) 441 8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87403A107	SCHEDULE 13D	Page 2 of Pages 9

1	NAME OF REPORTING PERSON
SCION ASSET MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (1)

14	TYPE OF REPORTING PERSON
IA

(1) This percentage is based on 50,519,133 Shares outstanding as of May 31, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2019.

CUSIP No. 87403A107	SCHEDULE 13D	Page 3 of Pages 9

1	NAME OF REPORTING PERSON
SCION ASSET PARTNERS, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (1)

14	TYPE OF REPORTING PERSON
PN, HC

(1) This percentage is based on 50,519,133 Shares outstanding as of May 31, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2019.

CUSIP No. 87403A107	SCHEDULE 13D	Page 4 of Pages 9

1	NAME OF REPORTING PERSON
SCION CAPITAL GROUP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (1)

14	TYPE OF REPORTING PERSON
OO, HC

(1) This percentage is based on 50,519,133 Shares outstanding as of May 31, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2019.

CUSIP No. 87403A107	SCHEDULE 13D	Page 5 of Pages 9

1	NAME OF REPORTING PERSON
MICHAEL J. BURRY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (1)

14	TYPE OF REPORTING PERSON
IN, HC

(1) This percentage is based on 50,519,133 Shares outstanding as of May 31, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2019.

CUSIP No. 87403A107	SCHEDULE 13D	Page 6 of Pages 9

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Tailored Brands, Inc., a Texas corporation (the “Company” or the “Issuer”). The address of the principal executive offices of the Company is 6380 Rogerdale Road, Houston, Texas 77072.

Item 2.	IDENTITY AND BACKGROUND

(a-c, f) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Scion Asset Management, LLC (“SAM”), a Delaware limited liability company; (ii) Scion Asset Partners, LP (“SAP”), a Delaware limited partnership; (iii) Scion Capital Group, LLC (“SCG”), a California limited liability company; and (iv) Michael J. Burry (“Mr. Burry”), a citizen of the United States of America.

This Statement relates to the Shares held for the accounts of Scion Master G7, LP (“Master”), a Cayman Islands exempted limited partnership, Scion Value G7, LP (“Value”), a Delaware limited partnership, and a separately managed account (“SMA”). The principal business of SAM is to serve as investment manager to each of Master, Value and the SMA. SAP is the managing member of SAM, SCG is the general partner of SAP, and Mr. Burry is the managing member of SCG and the Chief Executive Officer of SAM, SAP, and SCG. In such capacities, the Reporting Persons may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of, the Shares reported herein.

The address of the principal office for each of the Reporting Persons is 20400 Stevens Creek Boulevard, Suite 840, Cupertino, California 95014.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds used for the purchase of the Shares reported herein came from the general working capital of each of Master, Value and the SMA, and may include margin borrowing and proceeds from short sales. Positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $20,150,028.13, including commissions, was paid to acquire the Shares reported herein.

CUSIP No. 87403A107	SCHEDULE 13D	Page 7 of Pages 9

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares reported herein for investment purposes. In connection with their investment, on August 2, 2019, the Reporting Persons sent the Company’s Board of Directors (the “Board) a letter (the “August 2 Letter”) noting their concerns regarding the Issuer’s capital management. Specifically, in the August 2 Letter, the Reporting Persons recommended that the Board (i) prioritize a substantial buyback along with continued aggressive debt reduction, and (ii) eliminate or vastly reduce the dividend in order to facilitate these recommended capital allocations. On August 19, 2019, the Reporting Persons sent the Board another letter (the “August 19 Letter”) in which they reiterated their recommendations from the August 2 Letter.  On August 30, 2019, the Reporting Persons sent the Board a third letter (the “August 30 Letter”) in which they (i) again raised their recommendation, set forth in both the August 2 Letter and August 19 Letter, that the Board effect a share repurchase; (ii) citing an unconfirmed news report, suggested that any potential offer to buy the Company at a price that would value the Company at around $10 per Share would be unacceptable to shareholders; (iii) encouraged Company management to explore the market for a sale of the Company’s Canadian operations and focus on its US store operations.

A copy of each of the August 2 Letter, the August 19 Letter and the August 30 Letter is filed with this Schedule 13D as Exhibit C, Exhibit D and Exhibit E, respectively.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) propose one or more directors for the Issuer’s board of directors; and (iv) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Also, consistent with their investment intent, the Reporting Persons have engaged, and may further engage, in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5	INTEREST IN THE SECURITIES OF THE ISSUER

(a) Each of the Reporting Persons may be deemed to beneficially own 2,600,000 Shares, which equates to approximately 5.1% of the total number of Shares outstanding. This amount consists of (a) 1,624,918 Shares held for the account of Master, (b) 530,473 Shares held for the account of Value, and (c) 444,609 Shares held for the account of the SMA. The beneficial ownership percentages reported herein are based on 50,519,133 Shares outstanding as of May 31, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2019.

CUSIP No. 87403A107	SCHEDULE 13D	Page 8 of Pages 9

(b) Each of the Reporting Persons may be deemed to share voting and dispositive power over 2,600,000 Shares.

(c) Except for the transactions listed in Exhibit B hereto, all of which were effected in the open market through a broker, there have been no transactions in the Shares by the Reporting Persons during the past 60 days.

(d) See disclosure in Items 2(a) and 5(a) and (b) hereof. Each of Master, Value and the SMA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 4 is incorporated by reference herein.

Except as set forth herein, including the Joint Filing Agreement filed as Exhibit A to this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Joint Filing Agreement, dated August 30, 2019

Exhibit B	Schedule of Transactions, in response to Item 5(c)

Exhibit C	Letter to the Company’s Board of Directors, dated August 2, 2019

Exhibit D	Letter to the Company’s Board of Directors, dated August 19, 2019

Exhibit E	Letter to the Company’s Board of Directors, dated August 30, 2019

CUSIP No. 87403A107	SCHEDULE 13D	Page 9 of Pages 9

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 30, 2019

SCION ASSET MANAGEMENT, LLC

By: /s/ Michael J. Burry
Name: Michael J. Burry
Title: Chief Executive Officer

SCION ASSET PARTNERS, L.P.

By: SCION CAPITAL GROUP, LLC, its general partner
By: /s/ Michael J. Burry
Name: Michael J. Burry
Title: Managing Member

SCION CAPITAL GROUP, LLC

By: /s/ Michael J. Burry
Name: Michael J. Burry
Title: Managing Member

MICHAEL J. BURRY

/s/ Michael J. Burry